EIGER REPORTS THIRD QUARTER RESULTS

Toronto, August 30, 2004 - Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) announces results for the third quarter of fiscal year 2004. For the three months ending June 30, 2004, net loss excluding discontinued operations of $498,000 ($0.01 per share) improved 35% from $767,000 ($0.02 per share) during the same period last year and by 38% from $797,000 ($0.02 per share) in the previous quarter. Revenues for the period were 3.2 million, compared to $3.5 million in the preceding quarter.Segmented financial information for Newlook and K-Tronik subsidiaries was as follows:

($’000s)	Revenues		Earnings

Q3/04

		Q3/03	Q3/04	Q3/03
Newlook/Onlinetel	1,333	1,281	(371)	(30)*
K-Tronik	1,841	2,432	(42)	(232)

**excludes $1,779,000 loss on discontinued operations.

During the third quarter, Eiger’s VoIP-based telecom subsidiary, Newlook (TSXV: NLI), experienced an 11% increase in its subscription base. Newlook’s customer base represents over 130,000 unique registered telephone numbers that correspond to tens of millions of calls per year. After a period of aggressively expanding its VoIP network in Ontario, Quebec and Alberta, Newlook now offers a free ad-based Call Zone in these provinces in addition to a national VoIP network from Victoria to Halifax for Call Anytime Unlimited subscribers. Management also focused on a number of initiatives to increase shareholder value over the quarter, which has led to discussions and negotiations with a number of merger and acquisition candidates to identify opportunities that would create considerable operational synergies. The evaluation of certain strategic opportunities is ongoing.

Eiger’s electronic technology subsidiary, K-Tronik (OTCBB: KTRK), reported third quarter net sales that improved 10% over the preceding quarter in terms of its domestic US$ currency. Net sales were 15% lower than in the prior year due to supply shortage issues experienced in the second quarter. Several cost-reduction initiatives were implemented that translated into a 92% and 87% improvement in net margin and a 55% and 5% improvement in gross margin over the prior quarter and year, respectively. Newly launched products such as the E-Plug Residential Emergency Lighting Module and the IQ-Series Emergency Ballast have garnered considerable traction throughout the company’s various distribution channels.

Furthermore, K-Tronik announced its intent to acquire Dacos Technologies, Inc. on July 12, 2004 in order to capitalize on its U.S. distribution pipeline. The acquisition agreement is based on Dacos achieving minimum targets of US$35 million in sales and US$2 million in profit by the end of December 2004 with no additional capital infusion required.

In an effort to focus on the long-term profitability of its core publicly-traded subsidiaries, Eiger management decided to sell its interest in its Eiger Net subsidiary, effective July 31, 2004. The purchasers will assume all of the outstanding liabilities of Eiger Net as at that date. Therefore, Eiger Net results for the third quarter are presented as discontinued operations.

"We have made significant progress on a number of goals we set out to accomplish since K-Tronik began trading in January 2004 and Newlook’s acquisition of Onlinetel in March 2004." said Gerry Racicot, CEO of Eiger. "Today we have stronger management and infrastructure than ever before in place at both subsidiaries, which will drive profitability in the future. Additionally, acquisitions such as Dacos and potential opportunities through Newlook will contribute significant operational synergies, production efficiencies and enhance market share going forward. Eiger shareholders stand to benefit from the value creation of current initiatives underway and the execution of our long-term strategy of realizing substantial gains on the investments in our subsidiaries.”

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 of refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto

Chief Financial Officer

Eiger Technology, Inc.

Telephone: (416) 216-8659, Ext. 302

jmoretto@eigertechnology.com